United States securities and exchange commission logo





                          February 9, 2021

       Prabu Natarajan
       Chief Financial Officer
       Science Applications International Corporation
       12010 Sunset Hills Road
       Reston, VA 20190

                                                        Re: Science
Applications International Corp
                                                            Form 10-K for the
Year Ended January 31, 2020
                                                            Filed March 27,
2020
                                                            Form 8-K Filed
December 3, 2020
                                                            File No. 001-35832

       Dear Mr. Natarajan:

               We have reviewed your February 3, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed December 3, 2020

       SAIC Announces Third Quarter of Fiscal Year 2021 Results
       Fiscal Year 2021 Guidance, page 4

   1. To the extent that you provide earnings guidance which includes non-GAAP measures, please comply with the
guidance in the penultimate bullet of Q&A 102.10 of the CD&I on
                                                        Non-GAAP Financial
Measures (April 4, 2018) in future filings of your Form 8-K.
 Prabu Natarajan
Science Applications International Corporation
February 9, 2021
Page 2

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding this comment and related matters. Please contact Edwin Kim, Staff Attorney at
(202) 551-3297
or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.



FirstName LastNamePrabu Natarajan                      Sincerely,
Comapany NameScience Applications International Corporation
                                                       Division of Corporation
Finance
February 9, 2021 Page 2                                Office of Technology
FirstName LastName